PRESIDENTIAL ASSOCIATES I LIMITED PARTNERSHIP
                           7 Bulfinch Place, Suite 500
                                  P.O. Box 9507
                           Boston, Massachusetts 02114

                                  June 19, 2006

Dear Limited Partner:

      As you may be aware, MPF-NY 2006 LLC, and MPF Senior Note Program I, LP (collectively "MPF") is making an offer to purchase up to 100 units of limited partnership interest (the "Units") in the Partnership at a purchase price of $10,000 per Unit. MPF's offer is being made pursuant to the terms and conditions of an Offer to Purchase dated June 12, 2006, and the related Letter of Transmittal (together, the "MPF Offer"). Pursuant to the rules of the Securities and Exchange Commission, the Partnership is required to make a recommendation whether you should accept or reject the tender, or whether the Partnership is remaining neutral.

      The Partnership's sole asset, other than cash, is its 19.99% limited partnership interest in Presidential Towers Ltd. (the "Operating Partnership"). The Operating Partnership's sole asset is its ownership of four 49-story residential and commercial towers in Chicago, Illinois (the "Property"). As indicated in the MPF Offer, it is estimated that if the Property was presently sold, the net proceeds from such sale would generate a per Unit distribution equal to approximately $18,890 or 189% of the purchase price being offered by MPF. The general partner of the Partnership has been advised by the Operating Partnership's general partner that it believes that based on current real estate values in the Chicago, Illinois market, the estimated value of the Property is substantially greater than the MPF Offer estimate. It should be noted, however, that the Partnership does not control the Operating Partnership nor does it have the ability to cause the Property to be sold or refinanced or have any say in how the Property is operated. However, the Partnership has been advised by the general partner of the Operating Partnership that they are currently in discussions to either market the Property for sale or seek a refinancing or restructuring of the existing loan. The Partnership cannot anticipate the timing of a potential sale, refinancing or restructuring of the Property or provide any assurances that the resulting proceeds of such transactions would yield a per unit distribution in excess of MPF's.

      Based on the foregoing, the Partnership recommends against accepting the MPF Offer as it believes that the per Unit amount ultimately realized will be substantially in excess of the price being offered by MPF. However, for those of you desiring present liquidity, the MPF Offer provides such liquidity.

      We urge you to consult with his or her tax advisor prior to making a decision whether to tender in the MPF Offer as the sale of Units may have an adverse tax consequences to you.

      If you have any questions, please contact Beverly Bergman at 617-570-4607.

                                   Sincerely,

                                   PRESIDENTIAL ASSOCIATES I LIMITED PARTNERSHIP